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DIRECT DIAL NUMBER		E-MAIL ADDRESS

July 18, 2014

VIA COURIER AND EDGAR

Re:	Samson Resources Corporation, Samson Investment Company and Subsidiary Guarantors
Amendment No. 3 to Registration Statement on Form S-4
File No. 333-186686

H. Roger Schwall

Securities and Exchange Commission

Office of Natural Resources

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Dear Mr. Schwall:

On behalf of Samson Resources Corporation (“Parent”), Samson Investment Company (the “Issuer”), and the subsidiary guarantors (together with Parent and the Issuer, the “Registrant”), we hereby provide the following responses to the comment letter, dated July 14, 2014 (the “Comment Letter”), from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) regarding the above-referenced registration statement (the “Registration Statement”). We intend to revise the Registration Statement in response to the Staff’s comments and will file Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which will reflect these revisions and other general updates.

Set forth below are our responses to the Staff’s comments as set forth in the Comment Letter. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Registrant.

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Securities and Exchange Commission	- 2 -	July 18, 2014

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 12. Commitments and Contingencies, page F-21

Litigation and Contingencies, page F-22

1.	We note that you estimate you will identify additional royalty payments to be made related to natural gas production on certain federal leases as a result of the review process you began in 2014. Please expand your disclosure to address whether there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred. In addition, please disclose an estimate of the additional loss or range of loss or state that such an estimate cannot be made. Refer to FASB ASC 450-20-50.

In response to the Staff’s comment, the Registrant will expand the disclosure on page F-23 of Amendment No. 3 as follows:

“In 2014, in connection with an ongoing audit on behalf of a federal regulator, we began a process of reviewing the manner in which our obligations to make royalty payments for natural gas production on federal leases should be determined. The process involves attempting to determine components of certain fees we pay to transport and process some of our natural gas production associated with individual federal leases and evaluate how each component impacts our royalty payment obligations. We estimate that this process will result in additional royalty payments made related to natural gas production on certain federal leases and have recorded a liability associated with this matter. Estimating the liability is inherently uncertain as each contract associated with individual federal leases has to be analyzed and the estimated fee components will ultimately be subject to approval by our federal regulator. Consequently, it is reasonably possible that a loss exceeding the liability recorded has been incurred and we cannot estimate the range of loss in excess of our recorded liability.”

In addition, the Registrant respectfully informs the Staff that while estimating the additional payment that will be made in connection with this matter is inherently uncertain, the Registrant does not expect the additional payment to be material in relation to its consolidated financial statements.

Notes to Consolidated Financial Statements

Note 23. Condensed Consolidating Financial Information, page F-77

2.	We have considered the revisions in response to comment 11 in our letter dated June 10, 2014. Please provide the following information in supplemental correspondence to us regarding the parent guarantor release provisions:

•	Describe the nature of the parent guarantor release provisions in greater detail;

Securities and Exchange Commission	- 3 -	July 18, 2014

•	Identify by name the entity deemed to be the parent guarantor to clarify whether this entity is Samson Resources Corporation or Samson Investment Company;

•	Provide us with the relevant excerpt of any parent guarantor release provisions in the indenture to the Senior Notes, including any supplemental indentures; and

•	Identify the location of the exhibit(s) filed on Edgar where such excerpt was derived.

In response to the Staff’s comment and based on subsequent telephonic conversations with the Staff on July 17, 2014, the Registrant will file an amendment to the supplemental indenture previously filed as Exhibit 4.2 to the Registration Statement to remove all of the parent guarantor release provisions from the indenture previously filed as Exhibit 4.1 to the Registration Statement.

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Please do not hesitate to call Edward P. Tolley III at 212-455-3189 or David Azarkh at 212-455-2462 with any questions or further comments you may have if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

H. Roger Schwall

Samson Resources Corporation

Andrew C. Kidd

Edward T. Highberger